EXHIBIT # 3.3


               FORM OF AMENDMENT TO THE ARTICLES OF INCORPORATION

                             American Bancorporation

       At a meeting of the shareholders duly called for the purpose of adopting this amendment and held Tuesday, May 26, 1987 at which meeting a quorum of shareholders was present in person or by proxy, and by the affirmative vote of the holders of shares entitling then to exercise 63.56% of the voting power of the corporation, the following resolution to amend the articles was adopted.

       BE  IT  RESOLVED,   that  the  Articles  of   Incorporation  of  American
Bancorporation be and the same are hereby amended so that the Second Article thereof shall henceforth be and read as follows:

"Second. The place in the State of Ohio where the principal office of the Corporation is located is in the City of St. Clairsville, Belmont County."